June 13, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Greene

RE:         Gottex Multi-Asset Endowment Fund - II
        File No.: 811-22412

Dear Mr. Greene:

On behalf of Gottex Multi-Asset Endowment Fund - II (the "Fund"), we are responding to your comments regarding the Fund's Schedule TO (the "Schedule TO") filed on March 30, 2012, as communicated to me by telephone on April 10, 2012.

For your convenience, I have summarized each of your comments below, which are italicized and numbered, and followed by the Fund’s response.

1. Please consider adding a per share price to Item 2 of the Schedule TO.

The Fund will make this change going forward.

2. Please confirm to the Staff whether payment (i.e., in cash and/or marketable securities) for repurchased shares will be made in the same form to all shareholders.

The Fund confirms that payment to shareholders for repurchased shares will be made in the same form to all shareholders.

3. Please clarify whether the language in Section 7 of the Schedule TO that the Fund may cancel or amend the repurchase offer in the event of the commencement of war or armed hostilities that is material to the Fund would permit the Fund to cancel or amend the repurchase offer at any time in light of the ongoing wars in Iraq and Afghanistan.

Insofar as the Fund does not view the wars in Iraq and Afghanistan to be material to the Fund, the Fund would not cancel or amend a repurchase offer on this basis.

In addition to the foregoing, the Fund acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that the foregoing responses are fully responsive to all of the Staff's comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Poland Chen
Pamela Poland Chen